PMU News Release #05-07 TSE, AMEX Symbol PMU May 6, 2005

ANDACOLLO SALE AGREEMENT TERMINATED

Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) has today terminated the agreement to sell its wholly owned subsidiary DMC Cayman Inc. to a private arms-length investor, due to the purchaser’s inability to meet all of the terms required for closing the sale. Should the terms be satisfied in a timely manner, the Company may re-institute the final sale agreement signed on March 30, 2005. In the interim, Pacific Rim is immediately pursuing alternative options for monetizing the assets held by DMC Cayman Inc.

DMC Cayman Inc. indirectly owns the Andacollo gold mine in Chile, which was officially shut down in December 2000 by Pacific Rim’s predecessor company Dayton Mining Corporation. In addition to the Andacollo mineral rights, the assets of DMC include relatively new crushing and stacking equipment, water rights to two wells totalling 200 litres per second, and Chilean tax losses.

About Pacific Rim Mining Corp.
Pacific Rim is an advanced-stage gold exploration company developing a high-grade, low operating cost ore deposit on its El Dorado gold project in El Salvador. The Company is in the uncommon position of having cash flow from its 49% interest in the Denton-Rawhide gold residual heap leach operation in Nevada with which to conduct its exploration activities. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the Company’s ability to monetize the Andacollo asset; results of current exploration activities; the results from future exploration opportunities; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this news release such as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.